UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AVANTAIR, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

05350T119
(CUSIP Number of Warrants)

Steven Santo
President and Chief Executive Officer
4311 General Howard Drive
Clearwater, Florida 33762
(727) 539-0071

Copies To:

David Alan Miller
Brian L. Ross
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 19th Floor
New York, New York 10174
(212) 818-8800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$6,900	$0.27

(1)
Estimated for purposes of calculating the amount of the filing fee only. Avantair, Inc. offered, for a period of twenty (20) business days, to all holders of the 13,800,000 warrants to purchase common stock, par value $.0001 per share, which were issued by Ardent Acquisition Corporation, its legal predecessor, in its initial public offering, the opportunity to the exercise the warrants on temporarily modified terms. During the period of the offer, a holder of the warrants could pay a reduced cash exercise price of $2.75 per share for the shares of common stock underlying the warrants and, for each warrant a holder exercises by payment of the reduced cash exercise price, the holder had the option to engage in a cashless exercise by exchanging ten (10) additional warrants for one (1) additional share of common stock. The transaction value was calculated using $0.0005 as the market value of the warrants (the average of the high and low price as of November 12, 2008).

(2)	The filing fee is calculated as $39.30 for each $1,000,000 of the transaction value, pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43.39
Form or Registration Number: Schedule TO
Filing Party: Avantair, Inc.
Date Filed: June 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☒

INTRODUCTORY STATEMENT

    This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission by Avantair, Inc., a Delaware corporation (“Company”), on November 14, 2008 (refiled on November 17, 2008 to clarify and confirm that the November 14th filing was an initial filing and not an amendment to any previous filing by the issuer), relating to the Company’s offer to all of the holders of the Company’s 13,800,000 warrants (“Warrants”) to exercise such Warrants by paying a reduced cash exercise price of $2.75 per share of common stock and, for each warrant exercised by paying the reduced cash exercise price, at the option of the holder, by exchanging ten (10) additional warrants for one (1) additional share of common stock, pursuant to the terms and subject to the conditions set forth in the Offer Letter, dated November 14, 2008, which was filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference, and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference, which together constitute the offer (the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which was previously filed with or incorporated by reference in the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made to report the final results of the Offer and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 11.	ADDITIONAL INFORMATION

(b)           Other material information.

Item 11 of the Schedule TO is hereby amended by adding the following:

On December 15, 2008, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Standard Time, on Friday, December 12, 2008.  No Warrants were tendered pursuant to the Offer.  A copy of the press release is listed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

Item 12.	EXHIBITS

    Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a) (5) (D)	Press Release dated December 15, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on December 15, 2008 (incorporated herein by reference).

1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVANTAIR, INC.

By:	/s/ Steven Santo
Name: Steven Santo
Title: Chief Executive Officer
Date: December 15, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer Letter to Warrant Holders, dated November 14, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)
Registrant’s Post-Effective Amendment No. 2 on Form S-3, filed on or about the date of this Statement, to the Registration Statement on Form S-1, filed on December 6, 2004, as amended (File No. 333-121028) (incorporated herein by reference).

(a)(5)(A)	Annual Report on Form 10-K for the fiscal year ending June 30, 2008, filed September 24, 2008 (incorporated herein by reference).

(a)(5)(B)	Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2008, filed November 13, 2008 (incorporated herein by reference).

(a)(5)(C)	Press Release dated November 14, 2008.*

(a)(5)(D)	Press Release dated December 15, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on December 15, 2008 (incorporated herein by reference).

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*	Previously filed with the Company’s Schedule TO on November 14, 2008.